October 18, 2005

Mr. D. Mark Bristow
Chief Executive Officer
Randgold Resources Limited
La Motte Chambers
La Motte Street
St. Helier, Jersey JE1 1BJ
Channel Islands

Re:	Randgold Resources Limited
		Amendment No. 2 to Registration Statement on Form F-3
      Filed October 12, 2005
	File No. 333-127711

Amendment No. 2 to Annual Report on Form 20-F for the year ended
December 31, 2004
	Filed October 12, 2005
	File No. 0-49888

Dear Mr. Bristow:

      We have limited our review of the above filings and your response letter dated October 12, 2005 to only the areas upon which we have issued comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Amendment No. 2 to Registration Statement on Form F-3

Indemnification of Directors and Officers, page II-1
1. We note your disclosure that you are allowed to purchase and maintain insurance at your expense for the benefit of certain individuals or entities, including your auditor. Please tell us whether or not you have done so. We may have further comment.


Form 20-F for the year ended December 31, 2004

Financial Statements
Note 2 -Significant Accounting Policies
Property, Plant and Equipment, page F-8
2. We have reviewed your response to prior comment numbers five, six, nine and ten. Please address each of the following, in detail.

* Please provide a separate analysis to support your accounting for each of the following:

* costs relating to the definition of mineralization in existing mineral properties
* the expansion of the productive capacity of mineral properties which are already being mined.

* We note no disclosure regarding your adoption of IFRS 6 in your filing. Please clarify whether or not you have adopted this standard.
Refer also to paragraph 26 of IFRS 6. We may have further comments.

* Please explain why you believe this represents a change in accounting policy rather than a selection of a new accounting policy.
Specifically address paragraphs 7 to 16 of IAS 8.

* Please explain, in detail, how you applied, determined thresholds for and defined the concepts, probable and degree of certainty.
It
continues to be unclear why the application of these concepts in the determination of whether or not an expenditure represents an asset results in a difference between IFRS and US GAAP. We note your conclusion that there is a difference between IFRS and US GAAP because you believe there is a requirement for a final feasibility study to be completed before exploration and evaluation assets can be capitalized.
Note that US GAAP does not permit the capitalization of exploration or evaluation expenditures.

* Please explain in greater detail why you believe a high degree of confidence exists when defining mineralization on existing mineral properties and also when expanding the productive capacity of a mineral property already in production.

* Tell us the nature and level of the information, engineering data or other evidence that the company needs at the time the exploration and evaluation expenditures are made to determine that a particular cost should be capitalized.

* Please tell us how you define the terms greenfield and brownfield.

* Provide us with an analysis that compares and contrasts the type of information available, the assessment of probability of cash flow generation and the degree of certainty for each type of exploration, including but not limited to "greenfields", "brownfields", and "around existing mine locations".

We may have further comments.

Revenue Recognition, page F-13

3. We have reviewed your response to prior comment number eight. Please expand your disclosure to indicate whether or not the subsequent adjustments as a result of differences between the estimate and the actual contained metal are significant. To the extent significant, disclose the amount of time between the initial estimate and the final adjustment and the amount of adjustment reported in each period. Additionally, explain why you believe it is appropriate to record the revenue at the time of the estimate, if you have a history of significant adjustments. For US GAAP refer to SAB Topic 13.

Note 5 - Change in Accounting Policy, page F-14

4. Please explain why you regard around mine exploration costs associated with a contemplated underground extension of an existing ore body as an asset, when it appears your treatment of such costs relative to the associated open pit mine have consistently been regarded as expense. It also appears from your disclosure that exploration costs incurred in contemplation of extensions of the existing open pit, will continue to be expensed as incurred. Tell us why you believe these policies should be different when the nature the activities and the circumstances appear to be the same or similar.

Closing Comments

      As appropriate, please amend the above filings in response to these comments. You may wish to provide us with a marked copy of the amendments to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.


      Please contact Kevin Stertzel at (202) 551-3723 or Jill
Davis,
Branch Chief, at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters. Please contact George Schuler, Mining Engineer, at (202) 551-3718 if you have questions regarding the engineering comments.  Please contact
Jason
Wynn at (202) 551-3756 or Timothy Levenberg, Special Counsel, at
(202)
551-3707 with any other questions. Direct all correspondence to the following ZIP code: 20549-7010.

									Sincerely,


									H. Roger Schwall
									Assistant Director


      cc:  J. Wynn
            K. Stertzel
      J. Davis
      G. Schuler
      T. Levenberg

            via facsimile
      Steven I. Suzzan, Esq.
            Fulbright & Jaworski LLP
            (212) 318-3400
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Mr. D. Mark Bristow
Randgold Resources Limited
October 18, 2005
page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE
         MAIL STOP 7010